Exhibit 99.1
Meson Capital Partners, 19% shareholder, Nominates Highly Qualified Board of Director Candidates for Sevcon Annual Meeting
Change at the Top is Required to Unlock Sevcon's Potential in an Accelerating Market for Electrification

San Francisco, CA  Meson Capital Partners, LLC ("Meson"), a major shareholder of Sevcon, Inc. (NASDAQ:SEV) ("Sevcon" or the "Company") with approximately 19% of the Company's outstanding shares, today announced it is nominating 6 highly qualified candidates for election to Sevcon's Board of Directors at the 2017 Annual Meeting scheduled for February 7, 2017 in order to reserve its rights to run a short or majority slate for the upcoming meeting.

Ryan Morris, President of Meson and a current director of Sevcon today delivered the following open letter to Sevcon Directors and shareholders, highlighting his belief that:

•	Sevcon is uniquely positioned to benefit from the global shift towards electrification of mobility and autos as the market grows exponentially.
•	Time is of the essence. There is a window of opportunity to capture market share that will close within 2 years if not approached thoughtfully and decisively.
•	The current board oversees Sevcon's underperformance and yet refuses to embrace the need for change.
•	Meson's highly qualified candidates have successful track records in businesses highly relevant to Sevcon's current situation.

December 21, 2016
From: Ryan J. Morris, President, Meson Capital Partners, LLC & Sevcon Board Member

Dear Fellow Board Members and Shareholders:

I am writing to you today to express my belief that Sevcon is uniquely positioned to benefit from the global transition to electrification of motion and away from fossil fuels.  Never before in the Company's long history has an opportunity of this magnitude presented itself.  The rapidly declining cost of lithium-ion batteries and tightening emissions standards are causing explosive growth in the market for electric and hybrid drivetrains.

Sevcon has a proven unique ability to engineer the critical and highly challenging power electronics designs required to enable electrification of a wide variety of applications.  If the Company is to take advantage of the current market acceleration and maintain a strong position, it must scale this capability rapidly.  This is a new challenge the company has never faced before and in our opinion, is incapable of tackling today without improvements to the Board.

The Board must agree on and implement a vision for the Company to determine how we want to embrace this opportunity.
We can either:
A.	Maintain the status quo of slow to no growth and modest profitability by resisting change and reacting to immediate customer requests, OR
B.	Seize the opportunity and shift to a more entrepreneurial, growth-oriented model.

It is not responsible for this board to choose Option A above.  The stakes are too high and opportunity is much too great. Shareholders, employees and our customers deserve more from the Board, and deserve it without delay.

To date, I have worked hard in collaboration with senior executives of Sevcon and other outside industry experts and entrepreneurs to create and put forth a plan to rapidly grow the Company.  Once the engineering design window begins to close, market share could be determined for decades to come by virtue of the long product life-cycles and high switching costs.  Rapid change is being imposed on our company by the market.  This reality demands a thoughtful and decisive response that the current board is not delivering.

Unfortunately, despite many attempts to be collaborative – including this Monday's meeting, where you rejected a reasonable settlement to avoid the necessity of Meson formally nominating our highly qualified director candidates – it has proven impossible to drive change in the boardroom internally.

We should no longer be willing to focus on preserving the current state of affairs and associated slow organic growth and unacceptable shareholder returns.  We must introduce new directors who have relevant successful track records, entrepreneurial energy and experience navigating changing markets.

With these new members, our responsibility will be to formulate and implement a comprehensive plan to exploit this market opportunity.  The tone starts at the top.  The current board does not have the interest or the capabilities necessary to guide and oversee Sevcon safely and profitably through this time of great change and opportunity.

Accordingly, we have nominated six highly qualified director candidates who shareholders will have the opportunity to select to represent their interests at the upcoming annual meeting on February 7, 2017.  This action reserves our full rights to run a short or majority slate at the upcoming annual meeting.

Highlights of our highly qualified and independent nominees:
•	Tony Posawatz led the innovative Chevy Volt program at GM and has 30+ years of auto industry connections in EVs and charging
•	Shvet Jain is a serial Founder and CEO at software technology companies with multiple successes scaling engineering teams, including a $750mm exit
•	Bryan Boches is a serial Founder, experienced executive, and investor with proven success in transforming an auto parts firm larger than Sevcon
•	Pam Colburn has deal making and capital raising experience for $billion growing technology companies
•	Howard Gross has a wealth of CEO experience transforming industrial companies through technology changes
•	Joe Whitters is an experienced CFO and has chaired numerous audit committees and solved complex global accounting challenges at $billion+ growing companies

Reality demands progress.  Failure due to inaction is not an option.  I look forward to having an open dialog with the current board on making this transition as smooth as possible and with shareholders for their input.

Ryan Morris
President,
Meson Capital Partners, LLC
Sevcon, Inc., Director
rmorris@mesoncapital.com
415-322-0486